UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42013

Super x Ai Technology Limited

30 Pasir Panjang Road

#06-31, Mapletree Business City

Singapore 117440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Private Placement of Ordinary Shares of Super X AI Technology Limited and Warrants

On August 28, 2025, Super X AI Technology Limited, a British Virgin Islands company (“the Company”), entered into certain private placement subscription agreements (collectively, the “Agreements” and each individually, an “Agreement”) with certain institutional investors named thereto (the “Purchasers” and each individually, a “Purchaser”).

Pursuant to the Agreements, the Company agreed to issue and sell to each Purchaser, and each Purchaser agreed to subscribe for and purchase (each such agreement, a “Subscription”), for cash in U.S. dollars (USD), an aggregate of 1,500,000 units consisting of (i) one ordinary share of the Company, no par value per share (the “Ordinary Shares” and such shares, the “Shares”) and (ii) one-third of a warrant to purchase one Ordinary Share of the Company (each, a “Purchaser Warrant,” and together with the Shares, the “Purchaser Units”), at a fixed purchase price of USD 10.00 per Purchaser Unit, irrespective of fluctuations in market prices.

Each Purchaser’s Subscription was made on the basis of the representations and warranties and subject to the terms and conditions set forth in the Agreements. Subject to the terms thereof, each Subscription became effective upon its acceptance by the Company.

The Purchasers acknowledged that there is no minimum subscription required in order to close any Subscription under the offering. The securities issued pursuant to each Agreement, including the Shares and Purchaser Warrants, have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any applicable state securities laws, and are therefore subject to restrictions on transfer. The Shares and Purchaser Warrants may not be offered or sold by the Purchasers prior to the expiration of a six-month period from the closing date, except in compliance with the safe harbor provisions of Regulation S under the Securities Act, pursuant to an effective registration statement, or an available exemption from registration.

The Company completed its first closing of 360,000 Purchaser Units on September 9, 2025. On September 10, 2025, the Purchaser also exercised all of the 120,000 Purchaser Warrants in connection with the first closing. As a result, the Company received approximately USD 4,800,000 from gross proceeds in the first closing and exercise of the warrants held by such Purchaser, before deducting accountable expenses and other estimated expenses. As of the date of this Current Report, the remaining portion of gross proceeds are pending completion, subject to the payment of the applicable consideration by the Purchasers and satisfaction of closing conditions set forth in the respective Agreements. The Company plans to file an amended Current Report upon closing of the remaining amount.

The Company plans to use the net proceeds from this first closing to support the research, development, and production of AI servers, explore investment opportunities in the AI sector, supplement its general working capital and general corporate purposes.

The foregoing are summaries of the Agreements and Purchaser Warrants. They do not purport to be complete and are subject to, and qualified in their entirety by, such documents filed as Exhibits 10.1 and 10.2, respectively, to this Current Report on Form 6-K and are incorporated herein by reference.

Change of Address of Principal Executive Office

The registrant has changed the address of its principal executive office from 3791 Jalan Bukit Merah, #09-03 E-Centre @ Redhill, Singapore 159471 to 30 Pasir Panjang Road, #06-31, Mapletree Business City, Singapore 117440.

This Current Report shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements:

This Current Report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses the closing of the Offering. All statements other than statements of historical facts included in this Current Report are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended June 30, 2024, filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 7, 2024, and the Company’s other filings with the Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Private Placement Subscription Agreement for Ordinary Shares and Purchaser Warrants
10.2	Form of Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Super X AI Technology Limited

Date: September 10, 2025	By:	/s/ Yu, Chun Kit
	Name:	Yu, Chun Kit
	Title:	Executive Director

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